UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January 2010

Commission File Number: 001-14974

Technicolor

1, rue Jeanne d'Arc

92443 Issy-les-Moulineaux

France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- ______

Exhibits

Exhibit 99.1 Press Release, “ Shareholders approve restructuring plan. Thomson becomes Technicolor”, dated January 27, 2010.

Exhibit 99.2 Press Release, “ Technicolor sells its Convergent Media Systems activities to Sony Electronics Inc.”, dated January 28, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Technicolor
	By:	/s/ Carole Jais
	Name:	Carole Jais
Date: January 28, 2010	Title:	Corporate Secretary

Exhibit 99.1

PRESS RELEASE

Shareholders approve restructuring plan

Thomson becomes Technicolor

Paris, 27 January 2010  The Ordinary and Extraordinary Shareholders’ Meeting of Thomson (Euronext 18453; NYSE: TMS) was held today, chaired by Frederic Rose, Chairman and Chief Executive Officer, in the presence of the Board of Directors and of Thomson’s senior management.

Shareholders of the Group approved all resolutions, including those pertaining to the Restructuring Plan made public by Thomson on 9 December 2009, and already approved by all creditors’ committees (Suppliers, Lenders and Noteholders) on 21 & 22 December 2009.

In addition, the shareholders approved the change of name of the Group to “Technicolor”. As of Monday, February 1st, the Company will trade on NYSE Euronext Paris under the Technicolor symbol (TCH).

As proposed by Frederic Rose, the roles of Chairman and CEO will be separated under a new governance structure, following the conclusion of the sauvegarde proceeding expected in February. The position had been combined in 2009 in light of the crisis facing the company.

Frederic Rose, Chairman & CEO, commented:

"We are delighted that Shareholders have given their full backing to our restructuring plan. This is a new start for our Group under the Technicolor brand”.

The results of the votes and Thomson’s Ordinary and Extraordinary Shareholders’ Meeting audiocast are available on the Company’s website: www.technicolor.com.

***

Technicolor is a company listed on NYSE Euronext Paris and NYSE stock exchanges. Detailed information on the potential factors that could affect the financial results of Technicolor is contained in Technicolor's public statements and reports (information réglementée) and Technicolor’s filings with U.S. Securities and Exchange Commission.

***

About Technicolor

With more than 95 years of experience in entertainment innovation, Technicolor serves an international base of entertainment, software, and gaming customers. The company is a leading provider of production, postproduction, and distribution services to content creators, network service providers and broadcasters. Technicolor is one of the world’s largest film processors; the largest independent manufacturer and distributor of DVDs (including Blu-ray Disc); and a leading global supplier of set-top boxes and gateways. The company also operates an Intellectual Property and Licensing business unit. For more information:  www.technicolor.com.

Press contacts: 33 (0)1 41 86 53 93

technicolorpressoffice@technicolor.com

Investor relations: 33 (0)1 41 86 55 95

Investor.relations@technicolor.com

Exhibit 99.2

PRESS RELEASE

Technicolor sells its Convergent Media Systems activities to Sony Electronics Inc.

Paris (France), January 28, 2010 – Technicolor today announced that it had entered into an agreement with Sony Electronics Inc. for the sale of Convergent Media Systems Corporation, specialized in digital signage and content distribution systems.

Convergent Media Systems, which, along with PRN, belonged to the Thomson Media Networks Division, lies outside the scope of Technicolor's strategic focus on content creators.

The transaction, which closed January 27, affects 150 full-time employees in North America and covers 4K digital cinema system installation and content distribution, professional displays and digital signage, remote monitoring and system diagnostics.

The terms of this transaction are financially non-material to Technicolor. The divestiture process for Thomson's Grass Valley, Screenvision and PRN units continues.

***

Technicolor is a company listed on NYSE Euronext Paris and NYSE stock exchanges. Detailed information on the potential factors that could affect the financial results of Technicolor is contained in Technicolor's public statements and reports (information réglementée) and Technicolor’s filings with U.S. Securities and Exchange Commission.

***

About Technicolor

With more than 95 years of experience in entertainment innovation, Technicolor serves an international base of entertainment, software, and gaming customers. The company is a leading provider of production, postproduction, and distribution services to content creators, network service providers and broadcasters. Technicolor is one of the world’s largest film processors; the largest independent manufacturer and distributor of DVDs (including Blu-ray Disc); and a leading global supplier of set-top boxes and gateways. The company also operates an Intellectual Property and Licensing business unit. For more information:  www.technicolor.com.

Press contacts: 33 (0)1 41 86 53 93

technicolorpressoffice@technicolor.com

Investor relations: 33 (0)1 41 86 55 95

Investor.relations@technicolor.com